SCRED Securities US LLC

**Statement of Financial Condition
Pursuant to Rule 17a-5 of the Securities and Exchange
Commission**

With Report of Independent Registered Public Accounting Firm

As of December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-71275

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/13/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SCRED SECURITIES US LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1012 MARYLAND AVE
(No. and Street)

CAPE MAY	NJ	08204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN SCHRAFF	44-7818012283	JSCHRAFF@SCREDUS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

200 S BISCAYNE BLVD, 7TH FL	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN SCHRAFF_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SCRED SECURITIES US LLC_____, as of DECEMBER 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

SCRED Securities US LLC
Index to Statement of Financial Condition
As of December 31, 2025



Report of Independent Registered Public Accounting Firm

To the member and those charged with governance of SCRED Securities US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SCRED Securities US LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2026.

Miami, Florida
March 20, 2026

1

SCRED Securities US LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	123,101
Due from affiliate, net		188,258
Prepaid expenses		3,103
Total assets	$	314,462
Liabilities and member's equity		
Accounts payable and accrued expenses	$	29,221
Total liabilities		29,221
Member's equity		285,241
Total liabilities and member's equity	$	314,462

The accompanying notes are an integral part of this financial statement.

SCRED Securities US LLC
Notes to the Statement of Financial Condition
As of December 31, 2025

1. **Organization and Description of Business**

SCRED Securities US LLC (the "Company") was formed in the state of Delaware on July 15, 2024. On May 13, 2025, the Company received the Financial Industry Regulatory Authority ("FINRA") registration approval letter. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Mayfair Pointe Financial LLC (the "Parent"). The Company's primary business activity is the private placement of securities and providing services to the Parent (Note 2).

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 as it does not and will not hold customer funds or securities and has not been subject to the reserve computation for possession or control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations such as the SEC and FINRA, among others. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Parent Support
Management continually evaluates the Company's ability to continue as a going concern for the foreseeable future. During the period from May 13, 2025 (commencement of operations as a broker dealer) through December 31, 2025 ("period ended December 31, 2025"), the Company generated net income of approximately $25,000 and was able to pay its obligations as they came due. During this period, the Company was able to meet its obligations from cash generated from service revenues (Notes 3 and 6) and contributions received from the Parent.

The Company's Parent has provided a letter of unconditional financial support to the Company, should it be required, to support the Company's operations, meet (or exceed) its regulatory capital requirements and allow it to continue to pay its obligations as they come due through April 30, 2027, at a minimum. Management believes the Parent has sufficient resources to provide this continued unconditional financial support for this time period. Accordingly, management believes the Company will continue as a going concern for a minimum period of 12 months from the date this financial statement was issued.

Cash
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of

business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits. At December 31, 2025, the Company did not hold any cash equivalents.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could vary from the estimates that were used.

Credit Losses
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit losses requires the immediate recognition of management's estimates of current expected credit losses.

The Company has evaluated the impact of ASC 326-20, specifically as it relates to due from affiliate, net. The Company's net receivable from affiliate is typically received in the month following services provided. All of these receivables were paid in full as of the date this financial statement was issued. The Company continually reviews the credit quality of its counterparties.

No allowance for credit losses on any receivables was deemed necessary by management as of December 31, 2025.

Revenue Recognition
The Company has adopted FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this standard had no effect on the Company's financial statement.

The Company's principal source of revenue is derived from private placements and service fees.

- Private placement fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

- Service fees are recognized over time based upon the Broker-Dealer Services Agreement between the Company and the Parent. As per the terms of this agreement, the Parent compensates the Company a service fee equal to the Company's monthly running cost base plus a margin of 10% (Note 3)

During the period ended December 31, 2025, the Company only generated service fees from the Parent (Note 3).

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the Parent for federal, state and/or certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's policy is to recognize interest and penalties related to income tax matters as a component of the income tax provision. There are no examinations presently pending.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including placement fees and service fees. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. **Related Party Agreements**

The Company operates pursuant to an administrative services agreement with the Parent ("Expense Sharing Agreement"). The Company recorded compensation, travel, technology and data and general and administrative expenses for the period ended December 31, 2025 based on the terms and conditions stipulated in this agreement (Note 6).

The Company also has a Broker-Dealer Services agreement with the Parent. As per the terms of this agreement, the Parent compensates the Company a service fee equal to the Company's monthly running cost base plus a margin of 10%. On a periodic basis, the Parent reimburses the Company for this service fee net of any expenses payable under the Expense Sharing Agreement (Note 6).

As of December 31, 2025, the Company has $83,592 payable to the Parent and $271,850 due from the Parent. These balances have a right of offset agreement with the Parent and accordingly are presented net in the statement of financial condition as of December 31, 2025. Amounts due from and payable to the Parent are noninterest bearing and payable on demand.

4. **Net Capital Requirements**

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 8 to 1 in the first twelve months of operations. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the

The accompanying notes are an integral part of this financial statement.

5

Company's net capital was $93,880, which was $88,880 in excess of its computed minimum net capital requirement of $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was .31 to 1 as of December 31, 2025.

5. **Risk Concentrations**

Cash Accounts
The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows. The Company does not expect any risk of loss relating to these deposits.

Customer Concentration – Related Party
All of the Company's net receivables as of year-end were owed by the Parent. All of such amounts were either collected and/or settled in full subsequent to year end (Note 3)

6. **Subsequent Events**

Management has evaluated subsequent events for recognition or disclosure in the Company's financial statement for all transactions that occurred from January 1, 2026 through March 20, 2026, the date this financial statement was issued.

Effective January 1, 2026, the Broker-Dealer Services agreement with the Parent was terminated and the Expense Sharing Agreement was amended to reduce the Company's allocated percentage share of shared costs that are borne by the Parent.